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                 September 28, 2021

       Adam Haubenreich
       Vice President, General Counsel
       Custom Truck One Source, Inc.
       7701 Independence Ave
       Kansas City, Missouri 64125

                                                        Re: Custom Truck One
Source, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 22,
2021
                                                            File No. 333-259725

       Dear Mr. Haubenreich:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Katherine Bagley at 202-551-
       2545 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Shagufa R. Hossain